Exhibit 99.3

Q1 2017 % Change Y/Y Total Revenues $115.3 million +14% Sparkling Water Maker Units 770,000 +34% CO 2 Refill Units 7.6 million +12% Flavor Units 5.2 million - 2% Net Income $14.7 million +142% EPS (1) $0.66 +129% Financial Highlights Q1 2017 (1) Based on 22.3 million weighted shares outstanding in Q1 2017 and 21.2 million weighted shares outstanding in Q1 2016

Quarterly Revenue 2014 - 2017 (in $ millions) Quarterly Revenue Change 118.2 141.2 125.9 126.5 91.3 101.7 110.0 112.9 100.9 119.2 124.2 131.8 115.3 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Sparkling Water Maker Unit Sales 2014 - 2017 (in thousands ) Quarterly Sparkling Water Maker Units Change 604 785 818 1,018 518 491 639 769 575 637 788 941 770 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Refill Unit Sales 2014 - 2017 (in millions) Quarterly CO 2 Refill Units Change 5.8 6.5 6.4 6.3 6.0 6.9 7.0 6.7 6.8 7.5 7.7 7.4 7.6 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Quarterly Flavor Unit Sales 2014 - 2017 (in millions) Quarterly Flavor Units Change 8.4 9.3 7.6 6.1 4.9 5.1 6.7 5.6 5.3 6.0 5.5 5.2 5.2 Q1 Q2 Q3 Q4 2014 2015 2016 2017

Consolidated Statements of Operations Q1 - 2017 vs. Q1 - 2016 2016 2017 Reported Reported (Unaudited ) (Unaudited) Revenue $100,873 $115,292 Cost of revenue 49,701 54,575 Gross profit 51,172 60,717 Operating expenses Sales and marketing 32,671 34,822 General and administrative 10,581 10,035 Total operating expenses 43,252 44,857 Operating income 7,920 15,860 Interest expense (income), net 39 (53) Other financial expense (income), net 871 (1,000) Total financial expense (income), net 910 (1,053) Income before income taxes 7,010 16,913 Income tax expense (tax benefit) 917 2,179 Net income for the period $6,093 $14,734 Net income per share Basic $0.29 $0.68 Diluted $0.29 $0.66 Weighted average number of shares Basic 21,100 21,550 Diluted 21,164 22,323